Exhibit 99.1

Claude Provides Exploration Update and Initiates Deep Drill Program at the Santoy Mine Complex

Highlights:

  Deepest hole to date at Santoy Gap returned 43.28 (uncut) or 30.54 (cut) grams of gold per tonne over 1.15 metres true width at 675 metres below surface;
  Up-dip continuity at Santoy Gap confirmed by intercepts of up to 31.10 (uncut) or 11.08 (cut) grams of gold per tonne of 7.06 metres true width; and
  Initiates 6,000 metre deep drill program at the Santoy Mine Complex

Trading Symbols: TSX: CRJ; OTCQB: CLGRF

SASKATOON, Oct. 19, 2015 /CNW/ - Claude Resources Inc. ("Claude" and or the "Company") announces positive results from its 2015 underground drill program and that it has completed an underground drill chamber to begin drill testing the Santoy 8 plunge continuity.

Brian Skanderbeg, President and CEO commented, "We are excited to announce that drilling is ramping up at the Santoy Mine Complex and that we are now able to follow-up on drill hole JOY-13-692, one of the best holes ever drilled in the camp. This program is significant as there is limited drilling outside the current resource at the Santoy Gap and Santoy 8 deposits, both of which remain open at depth Furthermore, up-dip and down-dip step-out drilling has already expanded the mineralized footprint at Santoy Gap, returning high grade intercepts of up to 31.10 (uncut) or 11.08 (cut) grams of gold per tonne over 7.06 metres true width."

"In light of these very positive results and our continuing strong positive free cash flow, the Company is planning an aggressive 2016 drill program and budget for the Santoy Mine Complex. The program will focus on drilling to convert and expand the current resource and reserve and will utilize multiple underground and surface drill platforms to explore the system to depths of up to 1,100 metres."

2015 Underground Program
The primary focus of the 2015 underground drill program has been on the infill and expansion of the Santoy Gap resource and reserve. The program has had positive results to date and has expanded economic mineralization up-dip to the southeast and at depth. Hole SUG-15-048 graded 43.28 (uncut) or 30.54 (cut) grams of gold per tonne over 1.15 metres and, at 675 metres depth, is the deepest hole ever drilled at the Santoy Mine Complex. This intercept is important as it confirms continuity and demonstrates that grades remain robust at depth; follow-up drilling in the immediate area is on-going.

Hole SUG-15-315 targeted the up-dip continuity at 140 metres elevation and returned 31.10 (uncut) or 11.08 (cut) grams of gold per tonne of 7.06 metres true width. This high grade, wide intercept is approximately 75 metres up-plunge from current development and links to near-surface inferred resources. Results from drilling of the up-dip extension at Santoy Gap are consistent with underground development sampling and will be included in the year-end resource and reserve update.

Recent highlights from the underground program are outlined in the table below.

HOLE ID	ZONE	FROM	UNCUT (g/t)	CUT(g/t)	TRUE WIDTH (m)
JOY-13-690*	9C	684.27	200.92	27.32	1.95
Including		684.98	602.00		0.33
JOY-13-692*	8A	632.85	30.08	22.89	5.90
SUG-15-048	9C	372.40	43.28	30.54	1.15
Including		373.20	107.28		0.54
SUG-15-051	9A	188.20	13.58	13.58	2.93
SUG-15-309	9A	191.70	152.94	21.93	1.10
Including		191.70	561.63		0.30
SUG-15-310	9A	132.00	19.68	19.68	2.08
SUG-15-312	9A	216.30	27.65	27.65	0.43
SUG-15-314	9A	125.60	22.79	18.18	3.30
SUG-15-315	9A	162.60	31.33	11.08	7.06
Including		182.00	495.27		0.33
Note: Composites were calculated using a 3.5 g/t Au cut-off grade and may include internal dilution. Assays are top cut to 75.0 g/t Au.
* Previously released drill intercepts

In addition to the on-going 2015 program at Santoy Gap, the Company has begun an additional 6,000 metre drill program to target the plunge continuity of the Santoy 8 Deposit proximal to hole JOY-13-692, which graded 30.08 (uncut) or 22.89 (cut) grams of gold per tonne over 5.90 metres true width (See news release May 22, 2013, "Claude Discovers Significant Extensions at the Santoy Gap and Santoy 8 Deposits"). This intercept hosted strong visible gold and telluride mineralization within a vein system of significant true width and is associated with intense footwall alteration. The Santoy 8 system appears to be improving with depth and the Company now has the ideal platform to test this system.  It is located 400 metres down plunge from existing Santoy 8 infrastructure and 250 metres from the Santoy Gap inferred resources. Drilling will test from 450 metres to 800 metres below surface with drill spacing between 50 and 100 metres. This program is of particular significance as drill testing of the continuity between the Santoy Gap and Santoy 8 deposits is limited and the inferred resources remain open along strike, down dip and down plunge.

During 2015, the Company forecasts to set a new annual gold production record by producing 70,000 to 75,000 ounces of gold at an all-in sustaining cost per ounce (1) of 1,065 - $1,175 (U.S. $830 - $920 (2)). At September 30, 2015, the Company had $27.0 (3) million in cash and bullion.

To view a map outlining current drill results and the target areas for the 2015 drill programs, please click here: http://www.clauderesources.com/html/operations/exploration/Seabee_Mine/index.cfm

Samples were assayed by Claude's onsite non-accredited assay lab at the Seabee Gold Operation. Duplicate check assays were conducted at site as well as at TSL Laboratories in Saskatoon. Results of the spot checks were consistent with those reported. Sampling interval was established by minimum or maximum sampling lengths and geological and/or structural criteria.  200 gram samples were pulverized until greater than 80 percent passes through 150 mesh screen. 30 gram pulp samples were then analyzed for gold by fire assay with gravimetric finish (0.01 grams per tonne detection limit). Brian Skanderbeg, P.Geo. and M.Sc., President and CEO, Qualified Person, has reviewed the contents of this news release for accuracy.

Footnotes

(1)	Denotes a non-IFRS measure. For an explanation of this and other non-IFRS measures, refer to the "Non-IFRS Financial Measures and Reconciliations" in the Company's most recently filed MD&A available on the Company's website at www.clauderesources.com or on www.sedar.com or www.sec.gov.
(2)	Forecast uses a foreign exchange rate assumption of $1.28 CDN$/U.S.$.
(3)	Cash and bullion relates to current cash on hand of $24.5 million and $2.5 million of bullion (gold poured in dore bars which has not yet been sold and is valued at market prices).

Claude Resources Inc. is a publicly traded gold exploration and mining company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX: CRJ) and the OTCQB (OTCQB: CLGRF). Its asset base is located entirely in Canada and since 1991, Claude has produced over 1,000,000 ounces of gold from its Seabee Gold Operation in northeastern Saskatchewan. The Company also owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan.

CAUTION REGARDING FORWARD-LOOKING INFORMATION
All statements, other than statements of historical fact, contained or incorporated by reference in this news release and  constitute "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (referred to herein as "forward-looking statements").  Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate" or "believes", or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results, "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

All forward-looking statements are based on various assumptions, including, without limitation, the expectations and beliefs of management, the assumed long-term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour, and that the political environment within Canada will continue to support the development of mining projects in Canada.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Claude to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:  actual results of current exploration activities; environmental risks; future prices of gold; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour issues and other risks of the mining industry; delays in obtaining government approvals or financing or in the completion of development or construction activities; and other risks and uncertainties, including but not limited to those discussed in the section entitled "Risk Factors" in the Company's Annual Information Form.  These risks and uncertainties are not, and should not be construed as being, exhaustive.

Although Claude has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements in this news release are made as of the date of this news release and accordingly, are subject to change after such date.  Except as otherwise indicated by Claude, these statements do not reflect the potential impact of any non-recurring or other special items that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment.

Claude does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING RESOURCE ESTIMATE
The resource estimates in this document were prepared in accordance with National Instrument 43-101, adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"). In this document, we use the terms "measured", "indicated" and "inferred" resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves". Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into "reserves". Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that "inferred resources" exist or can be legally or economically mined, or that they will ever be upgraded to a higher category.

SOURCE Claude Resources Inc.

%CIK: 0001173924

For further information: Brian Skanderbeg, President & CEO, Phone: (306) 668-7505 or Marc Lepage, Manager, Investor Relations, Phone: (306) 668-7501, Email: ir@clauderesources.com, Website: www.clauderesources.com

CO: Claude Resources Inc.

CNW 09:00e 19-OCT-15